Exhibit 99.1

Eco Wave Power Set to Achieve a Significant Milestone Tomorrow with the Opening of Israel’s First Wave Energy Project

Minister of Energy and Infrastructure, Mr. Eli Cohen, Minister of Environmental Protection, Mrs. Idit Silman and Mayor of Tel Aviv-Jaffa will Officially Inaugurate the Pioneering Wave Energy Project

Tel Aviv, Israel – December 4, 2024 – Eco Wave Power Global AB (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading provider of onshore wave energy technology, is pleased to announce that Eco Wave Power and EDF Renewables IL, in collaboration with the Tel Aviv-Yafo Municipality and the municipal company Atarim, will inaugurate Israel’s first pilot station for generating electricity from sea waves tomorrow, December 5, 2024, at Warehouse 2 in Jaffa Port. This groundbreaking global project combines innovation, sustainability, and the fight against climate change.

The launch represents a significant milestone in the effort to reduce greenhouse gas emissions and accelerate the transition to sustainable energy. It also underscores Tel Aviv-Yafo’s position as a global leader in innovation. The event will feature formal speeches by Tel Aviv-Yafo Mayor Ron Huldai, Israel’s Minister of Energy and Infrastructure, Mr. Eli Cohen, and Israel’s Minister of Environmental Protection, Mrs. Idit Silman.

In a special message, President of the State of Israel Isaac Herzog conveyed his official congratulations for the project’s launch, stating:

“It is not every day that we have the privilege of combining innovation and pioneering in one significant moment, as reflected in the inauguration of the power station being launched on Thursday. This initiative brings with it an important message: the supply of electricity directly from the waves of the sea to the homes of Israel’s citizens.

The recent years have strengthened the understanding that the transition from polluting energy production to renewable energy sources constitutes a vital national and strategic interest. The current war has provided additional proof of this principle, teaching us that diversifying and decentralizing the sources upon which Israel’s energy market relies - alongside the development of energy storage resources and infrastructure - contributes significantly to national resilience, even in particularly complex and challenging times.

For all the reasons I outlined above - and many more - the Jaffa power station is, quite literally, a beacon of light in Israel’s effort to expand the use of green energy. I sincerely hope this milestone will inspire additional stations along Israel’s coastline.

I wish to express my gratitude and appreciation to all the partners who have transformed this pioneering and inspiring project from a vision into reality. I wish you all great success.”

The Eco Wave Power project was developed in collaboration with EDF Renewables Israel, with support from the Chief Scientist of the Ministry of Energy, which recognized Eco Wave Power’s technology as “Pioneering Technology,” and with the backing of the Tel Aviv-Yafo Municipality.

This historic project marks the first time that electricity generated from sea waves will be supplied to the national grid, a key milestone in Israel’s journey toward renewable energy and a cleaner, more sustainable future.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totaling 404.7 MWT.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information about the event, you can contact Alina Yarovoy at: Alina@ecowavepower.com

For press enquiries, please feel free to contact Eco Wave Power at Alina@ecowavepower.com or the Tel Aviv-Yafo Municipality Spokesperson’s Office:

Phone: +972 3-7244720

Email: dovertlv@mail.tel-aviv.gov.il

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the belief that the launch of this project marks a significant step towards reducing greenhouse gas emissions and advancing sustainable energy, underscoring Tel Aviv-Yafo’s status as a global innovation leader. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.